Antanas Guoga

[Address Redacted]

October 21, 2024

Sol Strategies Inc.

217 Queen Street West, Suite 401

Toronto, ON M5V 0R2

Attention: Leah Wald, Chief Executive Officer

Antanas Guoga is pleased to confirm that it will make available to Sol Strategies Inc. the credit facility described below on, and subject to, the terms and conditions described in this letter and the attached Schedule A (together, this "Agreement").

Borrower:	Sol Strategies Inc. (formerly, Cypherpunk Holdings Inc., the "Borrower").

Lender:	Antanas Guoga (the "Lender")

Credit Facility:	Revolving demand loan (the "Credit Facility") in the principal amount of up to ten million ($10,000,000.00) Canadian dollars (the "Commitment").

Purpose:	To finance the Borrower's day-to-day working capital requirements and for investment purposes.

Availability:	The Credit Facility shall be available by way of direct advances in Canadian dollars bearing interest calculated as set out below.

Advances:	The Borrower may request an advance under the Credit Facility by delivering to the Lender a written notice of borrowing signed by the Borrower, which shall be delivered to the Lender no later than three (3) days prior to the date of the requested borrowing. The Lender agrees to make advances to the Borrower under the Credit Facility, from time to time prior to the Maturity Date in the amounts and on the dates specified in each such notice of borrowing, provided that the aggregate principal amount outstanding at any one time shall not exceed the amount of the Commitment.

Interest:	The principal amount of the Credit Facility outstanding from time to time shall bear interest, both before and after maturity, default and judgment, at five per cent (5%) per annum.

Interest on amounts outstanding under the Credit Facility shall accrue daily on the basis of actual number of days elapsed in the year of 365 days (or 366 days in a leap-year) and shall, subject to the requirement to repay accrued but unpaid interest at the time of repayment of principal, be payable in arrears on the Maturity Date to the Lender at the location specified above, with interest on overdue interest, as well after as before default, maturity and judgment as hereinafter provided.

Interest on overdue interest and principal under the Credit Facility shall accrue both before and after demand and judgment at the same rate per annum. Any payment of principal or interest which becomes due under the Credit Facility on a day which is not a business day (being a day, other than a Saturday or Sunday, on which banks in Toronto, Ontario are open) shall be paid on the next following business day, and such extension shall be taken into account for the calculation of interest and overdue interest.

Term:	Two-year term, maturing on October 21, 2026 (the "Maturity Date").

Repayment:	The Credit Facility shall be due and repayable on demand. Subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time, the Credit Facility will revolve and the principal amount of the facility may be drawn, repaid and redrawn at any time prior to the Maturity Date, on which date all amounts then outstanding under or in connection with the Credit Facility, including all principal, interest, and other amounts owing, shall be due and payable in full and the Credit Facility shall terminate.

Conditions Precedent:	The Lender's obligation to make any loan or to extend (or continue to extend) any credit under this Agreement is subject to the standard conditions precedent set forth in Section 1 of Schedule A hereto.

Representations and Warranties:	The Borrower makes the representations and warranties set out in Section 2 of Schedule A.

Covenants:	The Borrower covenants and agrees that it shall comply with the covenants set out in Section 3 of Schedule A.

Governing Law and Forum:	This Agreement and, unless expressly specified otherwise therein, each document or instrument delivered under or in connection with this Agreement, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in such Province. The Borrower and the Lender each irrevocably submitsto the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising from this Agreement.

Acceptance and Expiry of this Agreement:	If the terms and conditions of this Agreement are acceptable to the Borrower, please indicate its acceptance by signing where indicated below and return the signed copy of this Agreement to the Lender by no later than October 21, 2024. If not accepted by such date, this offer shall lapse and this Agreement shall be of no further force or effect.

Yours truly,

Lender:

By:	"Antanas Guoga"
Antanas Guoga

The undersigned Borrower hereby acknowledges, accepts and agrees to the terms and conditions of this Agreement (including the Schedule A attached hereto) this 21st day of October 2024.

Borrower:

SOL STRATEGIES INC.

By:      "Leah Wald"

Name: Leah Wald

Title: Chief Executive Officer

SCHEDULE A

This Schedule A forms an integral part of the letter agreement dated October 21, 2024, between Antanas Guoga and Sol Strategies Inc. to which this Schedule A is attached.

1. Conditions Precedent.

The obligations of the Lender to make any advances or to extend any credit to the Borrower under this Agreement are subject to the completion of each of the following conditions precedent to the reasonable satisfaction of the Lender:

(a) Receipt of all necessary shareholder, governmental, regulatory and other material third-party authorizations, approvals and consents required in connection with the execution and delivery of this Agreement and the performance by the Borrower of their respective obligations in connection therewith.

(b) Compliance by the Borrower with all applicable laws.

(c) All representations and warranties of the Borrower under this Agreement are true and correct.

(d) Compliance with all covenants (financial and non-financial) in this Agreement.

(a) Receipt by the Lender of a notice of borrowing.

2. Representations and Warranties.

The Borrower represents and warrants to the Lender, which representations and warranties shall be deemed to be continuously repeated so long as any amounts or commitments remain outstanding under this Agreement, that:

(a) The Borrower:

(i) is duly organized and validly existing under the laws of its jurisdiction of incorporation or organization and is duly qualified to carry on business in each jurisdiction in which it owns property or assets or carries on business;

(ii) has the power and authority to own or lease its property, carry on business, enter into this Agreement, and to perform its obligations hereunder;

(iii) has the power and authority to execute, deliver and perform its obligations under this Agreement to which it is a party, and all corporate and other actions required to do so have been taken;

(iv) has obtained all consents, notices and approvals necessary to enter into the transactions contemplated by this Agreement;

(v) has duly executed and delivered this Agreement and it constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, subject to the rights of creditors generally and to the rules of equity; and

(vi) the execution, delivery and performance by it of this Agreement and the transactions contemplated thereby does not, and will not, contravene, violate or result in a breach of, its constating documents, any by-law, applicable laws, regulations or material contracts.

(b) There is no material litigation, investigation, claim or proceeding pending, or to the knowledge of the Borrower, threatened, by or against it or its assets that could, if adversely determined, have a material adverse effect on the business, operations or prospects of the Borrower.

3. Positive Covenants.

So long as any amounts or commitments are outstanding under this Agreement, the Borrower covenants and agrees with the Lender that it shall:

(a) Pay all principal, interest, fees and other amounts when due and payable under, or in connection with, this Agreement and the Credit Facility.

(b) Maintain and preserve its existence, organization and status in its jurisdiction of formation and in each jurisdiction in which it carries on business and make or obtain, and maintain in good standing, all corporate filings, permits, licences, registrations and approvals necessary to do so and required to own and operate its assets.

(c) Use the proceeds of the Credit Facility for the purposes stated in this Agreement.

(d) Comply with all applicable laws, regulations, permits and approvals (including, without limitation, environmental, health and safety, labour and employment, anti-money laundering, sanctions, and Canadian trade laws and regulations).

4. Demand Obligations.

All obligations, indebtedness and liabilities of the Borrower are payable by the Borrower to the Lender at any time on demand.

5. Evidence of Indebtedness.

The Lender will maintain books of account evidencing all loans and other amounts owing by the Borrower to the Lender hereunder. The Lender will enter in such accounts the details of all amounts from time to time owing, paid or repaid by the Borrower hereunder, which entries shall constitute prima facie evidence of the obligations of the Borrower to the Lender hereunder with respect to all loans and all other amounts owing by the Borrower to the Lender under this Agreement. The Lender shall provide copies of such accounts to the Borrower upon the Borrower's request.

6. Successors and Assigns; Assignment.

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld of delayed.

7. Severability.

If any term or provision of this Agreement is found, for any reason, to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision thereof or invalidate or render unenforceable such term or provision in any other jurisdiction.

8. Amendments in Writing.

This Agreement may not be amended or modified except pursuant to an agreement or agreements entered into by the parties hereto in writing.

9. Waiver; Remedies Cumulative.

No failure to exercise and no delay in exercising, on the part of the Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. No breach of any provision of this Agreement may be waived or discharged verbally, and any waiver of, or consent to, any departure by the Borrower therefrom shall in any event be effective unless the same shall be made by way of an instrument in writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the time and purpose for which given. Without limiting the generality of the foregoing, the extension of credit shall not be construed as a waiver of any default, regardless of whether the Lender may have had notice or knowledge of such default at the time. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10. Time of the Essence.

Time is of the essence in this Agreement.

11. Counterparts.

This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

12. Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the addresses set forth on the first page of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this section). All Notices shall be delivered by personal delivery, nationally recognized overnight courier (will all fees pre-paid), email of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only upon receipt by the receiving party and if the party giving the Notice has complied with the requirements of this Section.